EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 27, 2009 (except for the effects of the adoption of Statement of Financial Accounting Standards No. 160 discussed in section “Noncontrolling Interests in Consolidated Financial Statements” of Note 2, as to which the date is September 14, 2009), with respect to the consolidated financial statements and schedule of Ticketmaster Entertainment, Inc. that are included in the joint Proxy Statement of Live Nation, Inc. and Ticketmaster Entertainment, Inc. that is made a part of Amendment No. 4 to the Live Nation, Inc. Registration Statement (Form S-4 No. 333-159991) and related Prospectus of Live Nation, Inc. for the registration of approximately 120,000,000 shares of its common stock.

/s/ ERNST & YOUNG LLP

Los Angeles, California

November 3, 2009